                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Medical Alliance, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.002 per share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  58449S-10-5
                    ----------------------------------------
                                 (CUSIP NUMBER)

                               Richard F. Dahlson
                          901 Main Street, Suite 6000
                              Dallas, Texas 75202
                                 (214) 953-6000
-------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 18, 1999
                    ----------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58449S-10-5                  13D                                Page 2

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul R. Herchman
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [X]


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 470,646 shares owned directly
       WITH                 by Mr. Herchman, 78,710 shares purchasable pursuant
                            to options granted under the Issuer's stock option
                            plan, 15,610 shares purchasable pursuant to a
                            warrant granted to Mr. Herchman and 1,857,625
                            shares that may be deemed to be beneficially owned
                            by Mr. Herchman, pursuant to the Voting Agreement
                            described in Item 4 to this statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            564,966
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 3

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gary B. Hill
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 15,000 shares owned directly by
       WITH                 Mr. Hill, 250,000 shares purchasable pursuant to
                            options granted under the Issuer's stock option
                            plan and 2,157,591 shares that may be deemed to be
                            beneficially owned by Mr. Hill, pursuant to the
                            Voting Agreement described in Item 4 to this
                            statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            265,000
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 4

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David A. Kallenberger
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 167,027 shares owned directly
       WITH                 by Mr. Kallenberger, 36,915 shares purchasable
                            pursuant to options granted under the Issuer's
                            stock option plan, and 2,218,649 shares that may be
                            deemed to be beneficially owned by Mr.
                            Kallenberger, pursuant to the Voting Agreement
                            described in Item 4 to this statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            203,942
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 5

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Anthony J. LeVecchio
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 40,715 shares owned directly by
       WITH                 Mr. LeVecchio, 8,500 shares purchasable pursuant to
                            options granted under the Issuer's stock option
                            plan, and 2,373,376 shares that may be deemed to be
                            beneficially owned by Mr. LeVecchio, pursuant to
                            the Voting Agreement described in Item 4 to this
                            statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            49,215
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 6


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Leon Pritzker
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 80,454 shares owned directly by
       WITH                 Mr. Pritzker, 8,500 shares purchasable pursuant to
                            options granted under the Issuer's stock option plan, and 2,333,637 shares that may be deemed to be beneficially owned by Mr. Pritzker, pursuant to the Voting Agreement described in Item 4 to this statement.)

                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            88,954
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 7


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas A. Montgomery
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 187,711 shares owned directly
       WITH                 by Mr. Montgomery, 8,500 shares purchasable
                            pursuant to options granted under the Issuer's
                            stock option plans, 46,610 shares owned directly by
                            Montgomery/Jessup, L.L.P. Profit Sharing Plan which
                            may be deemed to be indirectly owned by Mr.
                            Montgomery due to his relationship as Trustee and
                            owner of 62% of the ownership interests in
                            Montgomery/Jessup L. L. P. Profit Sharing Plan, and
                            2,179,770 shares that Mr. Montgomery may be deemed
                            to beneficially own pursuant to the Voting
                            Agreement described in Item 4 to this statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            196,211
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            46,610 (these shares are owned directly by
                            Montgomery/Jessup, L. L. P. Profit Sharing Plan which Mr. Montgomery is Trustee and owns 62%
                            of the ownership interests in Montgomery/Jessup L.
                            L. P. Profit Sharing Plan.
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 8


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mapleleaf Capital, Ltd.   76-0223764
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 738,330 shares owned directly
       WITH                 by Mapleleaf Capital, Ltd, 8,500 shares purchasable
                            pursuant to options granted to Mapleleaf Capital,
                            Ltd and 1,675,761 shares that Mapleleaf Capital,
                            Ltd may be deemed to beneficially own pursuant to
                            the Voting Agreement described in Item 4 of this
                            Statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            746,830
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                                Page 9


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sunwestern Cayman 1998 Partners   75-2244086
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 135,649 shares owned directly
       WITH                 by Sunwestern Cayman 1998 Partners and 2,286,942
                            shares that Sunwestern Cayman 1998 Partners may be
                            deemed to beneficially own pursuant to the Voting
                            Agreement described in Item 4 of this Statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            135,649
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                               Page 10


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sunwestern Investment Fund, III   75-2244085
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH         8       SHARED VOTING POWER
    REPORTING
      PERSON                2,422,591 (includes 125,214 shares owned directly
       WITH                 by Sunwestern Investment Fund III and 2,297,377
                            shares that Sunwestern Investment Fund III may be
                            deemed to beneficially own pursuant to the Voting
                            Agreement described in Item 4 of this Statement.)
                  --------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            125,214
                  --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,422,591
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58449S-10-5                  13D                               Page 11


         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Statement and incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this Statement relates is the common stock, $0.002 par value per share, (the "Common Stock") of Medical Alliance, Inc., a Texas corporation ("MAI"), which is covered by that certain Voting Agreement, dated as of May 18, 1999 (the "Voting Agreement"), by and among MAI, DHS Acquisition Corp., a Delaware corporation ("DHS Sub"), Max W. Batzer, Brad A. Hummel, James R. Angelica, Thomas M. Sestak, Bo W. Lycke, Bonnie G. Lankford, Mapleleaf Capital, Ltd., Sunwestern Cayman 1998 Partners, Sunwestern Investment Fund III, Paul R. Herchman, Gary B. Hill, David A. Kallenberger, Thomas A Montgomery, Leon Pritzker and Anthony J. LeVecchio (collectively, Mapleleaf Capital, Ltd., Sunwestern Cayman 1998 Partners, Sunwestern Investment Fund III, Paul R. Herchman, Gary B. Hill, David
A. Kallenberger, Thomas A Montgomery, Leon Pritzker and Anthony J. LeVecchio are the "Reporting Persons"). The Voting Agreement was entered into in connection with, and as an inducement to MAI and Diagnostic Health Services, Inc. ("DHS") to enter into, that certain Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 18, 1999, by and between MAI, DHS and DHS Sub whereby DHS Sub will be merged with and into DHS. The Merger Agreement and the Voting Agreement are more fully described in Item 4 to this Statement.

         The address of the principal executive offices of MAI is 2445 Gateway Drive, Suite 150, Irving, Texas 75063.


ITEM 2.  IDENTITY AND BACKGROUND.

         As parties to the Voting Agreement, the Reporting Persons may be deemed to beneficially own all of the Common Stock covered by the Voting Agreement. This Statement, therefore, constitutes the joint filing by the Reporting Persons to report the transactions covered by the Voting Agreement.

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. Mapleleaf Capital Ltd., Sunwestern Cayman 1998 Partners and Sunwestern Investment Fund III are all Texas limited partnerships.

CUSIP NO. 58449S-10-5                  13D                               Page 12


--------------------------------------------------------------------------------------------------------------------
REPORTING PERSON                     PRINCIPAL ADDRESS                    PRINCIPAL OCCUPATION/BUSINESS
--------------------------------------------------------------------------------------------------------------------
Jim Silcock(1)                       Sunwestern Investment Group          Investor
                                     12221 Merit Drive Suite 935
                                     Dallas, Texas  75251
--------------------------------------------------------------------------------------------------------------------
Patrick Rivelli(1)                   Sunwestern Investment Group          Investor
                                     12221 Merit Drive Suite 935
                                     Dallas, Texas 75251
--------------------------------------------------------------------------------------------------------------------
David A. Kallenberger                3433 N.W. 56th Street                Physician
                                     Suite 210
                                     Oklahoma City, OK  73116
--------------------------------------------------------------------------------------------------------------------
Anthony J. LeVecchio                 The James Group                      Consultant
                                     4975 Preston Park Blvd. #150
                                     Plano, Texas 75093
--------------------------------------------------------------------------------------------------------------------
Thomas A.  Montgomery                Montgomery, Baggett & Drews          Consultant and partner in Accounting
                                     5220 Spring Valley, #600             Firm  (Montgomery, Baggett & Drews)
                                     Dallas, Texas 75240
--------------------------------------------------------------------------------------------------------------------
Paul R. Herchman                     Medical Alliance                     Chairman of the Board and Chief
                                     2445 Gateway, Suite 150              Executive Officer
                                     Irving, Texas 75063-2745
--------------------------------------------------------------------------------------------------------------------
Gary B.Hill                          Medical Alliance                     President and Chief Operating Officer
                                     2445 Gateway, Suite 150
                                     Irving, Texas 75063-2745
--------------------------------------------------------------------------------------------------------------------
Leon Pritzker                        3825 Echo Brook Lane                 Consultant
                                     Dallas, Texas 75229
--------------------------------------------------------------------------------------------------------------------
Mapleleaf Capital, Ltd.              Sunwestern Investment Group          Investments
                                     12221 Merit Drive Suite 935
                                     Dallas, Texas  75251
--------------------------------------------------------------------------------------------------------------------




--------------------------------
     (1)Mr. Silcock and Mr. Rivelli are general partners in Mapleleaf Capital Ltd., Sunwestern Cayman 1998 Partners and Sunwestern Investment Fund III.

CUSIP NO. 58449S-10-5                  13D                               Page 13


--------------------------------------------------------------------------------------------------------------------
REPORTING PERSON                     PRINCIPAL ADDRESS                    PRINCIPAL OCCUPATION/BUSINESS
--------------------------------------------------------------------------------------------------------------------
Sunwestern Cayman 1998 Partners      Sunwestern Investment Group          Investments
                                     12221 Merit Drive Suite 935
                                     Dallas, Texas  75251
--------------------------------------------------------------------------------------------------------------------
Sunwestern Investment Fund III       Sunwestern Investment Group          Investments
                                     12221 Merit Drive Suite 935
                                     Dallas, Texas  75251
--------------------------------------------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement is filed pursuant to the Voting Agreement described in
Item 4 of this Statement. No funds were used by the Reporting Persons in connection with entering into the Voting Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement is being jointly filed by the Reporting Persons to report the transactions contemplated by the Merger Agreement and the Voting Agreement which contemplate the merger of DHS Sub with and into DHS which will result in a change in control of DHS.

         In accordance with the Merger Agreement, DHS Sub will be merged with and into DHS, with DHS as the sole surviving entity (the "Merger"). The Merger Agreement provides that each outstanding share of DHS Common Stock will be canceled in the Merger and converted into the right to receive Consideration (as defined in the Merger Agreement). The Merger Agreement is incorporated herein as Exhibit A and any description of the Merger or the Merger Agreement is qualified in its entirety by reference thereto.

         Concurrently with the execution and delivery of the Merger Agreement, MAI, DHS Sub, the Reporting Persons and certain stockholders of DHS entered into the Voting Agreement. Under the Voting Agreement, the Reporting Persons committed to vote for the issuance of MAI common Stock in connection with the Merger until the Voting Agreement terminates. The Voting Agreement is incorporated herein as Exhibit B and any description of the Voting Agreement is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person. There have been no transactions in MAI Common Stock during the 60 days prior to May 18, 1999 (the date of event which requires filing this Statement) for each Reporting Person.

CUSIP NO. 58449S-10-5                  13D                               Page 14


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of MAI.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         Exhibit A:        Amended and Restated Agreement and Plan of Merger,
                           dated as of May 18, 1999, by and among Medical
                           Alliance, Inc., Diagnostic Health Services, Inc. and
                           DHS Acquisition Corp.

         Exhibit B:        Voting Agreement, dated as of May 18, 1999, by
                           and among Medical Alliance, Inc., DHS Acquisition
                           Corp., certain shareholders of Medical Alliance, Inc. and certain stockholders of Diagnostic Health
                           Services, Inc.

         Exhibit C:        Agreement Regarding Joint Filing of Schedule 13D/A.

CUSIP NO. 58449S-10-5                 13D

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 27, 1999                     MAPLELEAF CAPITAL, LTD.


                                       By: /s/ Jim Silcock, Partner
                                           -------------------------------------

                                       SUNWESTERN CAYMAN 1998 PARTNERS

                                       By: /s/ Jim Silcock, Partner
                                           -------------------------------------

                                       SUNWESTERN INVESTMENT FUND III

                                       By: /s/ Jim Silcock, Partner
                                           -------------------------------------

                                       /s/ Paul R. Herchman
                                       -----------------------------------------
                                       Paul R. Herchman

                                       /s/ Gary B. Hill
                                       -----------------------------------------
                                       Gary B. Hill

                                       /s/ David A. Kallenberger
                                       -----------------------------------------
                                       David A. Kallenberger

                                       /s/ Thomas A. Montgomery
                                       -----------------------------------------
                                       Thomas A. Montgomery

                                       /s/ Leon Pritzker
                                       -----------------------------------------
                                       Leon Pritzker

                                       /s/ Anthony J. LeVecchio
                                       -----------------------------------------
                                       Anthony J. LeVecchio

                              Index to Exhibits


        Exhibit No.              Description
        -----------              -----------

         Exhibit A:        Amended and Restated Agreement and Plan of Merger,
                           dated as of May 18, 1999, by and among Medical
                           Alliance, Inc., Diagnostic Health Services, Inc. and
                           DHS Acquisition Corp.

         Exhibit B:        Voting Agreement, dated as of May 18, 1999, by
                           and among Medical Alliance, Inc., DHS Acquisition
                           Corp., certain shareholders of Medical Alliance, Inc. and certain stockholders of Diagnostic Health
                           Services, Inc.

         Exhibit C:        Agreement Regarding Joint Filing of Schedule 13D/A.